OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008

May 29, 2009

Via Electronic Transmission

Valerie J. Lithotomos, Esq.

Kevin C. Rupert

U.S. Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

Re:     Registration Statement on Form N-14 for Oppenheimer Capital Income Fund, including Proxy Materials for Oppenheimer Convertible Securities Fund

Registration No.: 333-158619

Dear Ms. Lithotomos and Mr. Rupert:

     We have reviewed the comments that Kevin Rupert provided Taylor Edwards on May 18, 2009 on the Registration Statement on Form N-14 for Oppenheimer Capital Income Fund (“Registrant” or “Capital Income Fund”), filed with the Commission on April 17, 2009 (the “Registration Statement”) as amended by a delaying amendment filed on May 7, 2009. We address those comments further below.

In separate correspondence included in this filing, Capital Income Fund and OppenheimerFunds Distributor Inc., the distributor of Capital Income Fund’s shares, are requesting that effectiveness of the Registration Statement be accelerated to May 28, 2009.

General Comments

1. Comment. Make sure that share class identifier information is properly reflected in the EDGAR submission header for both the merging and surviving fund.

Response. Share class identifier information for both the merging and surviving fund has been properly included in the submission header of the related pre-effective amendment filed to address the comments herein.

2. Comment. Is there disclosure stating that there will be no realignment of the funds in connection with the merger, outside of the Funds' ordinary course of business?

Response. Yes. Disclosure regarding realignment of the funds in connection with the merger is provided in the sections titled "What are the general tax consequences of the Reorganization?" and "How will the Reorganization be carried out?"

3. Comment. Do the valuation policies of each fund line up?

Response. Yes. Disclosure stating that both funds have the same valuation policies is provided under the section "How will the Reorganization be carried out?"

4.Comment: Update the information in the share capitalization tables to be as of a date within 30 days of the filing date.

Response: The share capitalization tables have been updated to provide information as of May 15, 2009.

5. Comment. Confirm that disclosure is included that each Fund's Board has made a determination that the proposed reorganization is in the best interests of shareholders.

Response. The subsection titled "Board Considerations" under the section titled "REASONS FOR THE REORGANIZATION" discusses the factors that the Boards considered when reviewing the merger transaction, and discloses that each board made a determination that the proposed reorganization is in the best interests of shareholders.

6. Comment: Please explain the basis for the difference between Convertible Securities Fund Class A 12b-1 fee of 0.23% and Capital Income Fund's 0.25% fee?

Response: The Funds do not incur service fees on Class A shares in accounts for which the Distributor has been listed as the broker-dealer of record. In this case, the difference in the 12b-1 service fees in the fee table (0.23% for Convertible Securities Fund and 0.25% for Capital Income Fund) is a reflection of Convertible Securities Fund having a larger relative base of shareholders for which the Distributor is listed as the broker-dealer of record. Therefore the percentage of assets for which the 12b-1 service fee is charged is less for Convertible Securities than it is for Capital Income Fund. After the merger, the effect of these accounts in the surviving Capital Income Fund does not reduce the effective service rate fee.

7. Comment. Confirm that the N-14 discloses that each Fund's Board has made a determination that the proposed reorganization is in the best interests of shareholders.

Response. The subsection titled "Board Considerations" under the section titled "REASONS FOR THE REORGANIZATION" discusses the factors that the Boards considered when reviewing the merger transaction, and discloses that each board made a determination that the proposed reorganization is in the best interests of shareholders.

Pro Forma Financial Statements

8. Comment. Please confirm that the FAS 157 disclosure is provided in the pro forma financial statements.

Response: We confirm that the FAS 157 disclosure has been included in the pro forma financial statements.

9. Comment. Delete the Statement of Changes from the financial statements.

Response: The Statement of Changes have been deleted from the financial statements.

10. Comment. Please make sure to file legible financial statements.

Response: The financial statements that have been filed as part of this pre-effective amendment no. 2 have been appropriately formatted.

11. Comment:In the Statement of Operations, under "EXPENSES," please confirm that the pro forma adjustment of ($31,687) accurately reflects the 0.01% decline in the management fee of Capital Income Fund from pre-merger to post-merger, as reflected in the expense table.

Response: The pro forma adjustment in the financial statement is based on the average net assets of the Funds for the 12-month period ended February 28, 2009. The pro forma management fee in the expense table is calculated based on the net assets of the Funds for the 12-month period ended January 31, 2009. The ending dates differ because the Funds’ boards considered the merger in February 2009 based on pro forma expenses as of January 31, 2009. We determined to use the time period for the expense tables in the prospectus/proxy statement because those were consistent with the pro forma expenses considered by the Funds’ boards.

12 Comment: In footnote 10 to the Footnotes to the Statement of Investments, make clear what amount of the aggregate amount is attributable to "restricted" securities and what amount is attributable to "illiquid" securities.

Response: As requested, the disclosure has been revised to reflect that the aggregate amount is attributable only to “illiquid” securities.

13. Comment: Under "Valuation Inputs" in the Footnotes to the Statement of Investments, add the "inputs" used to determine the market value of the Funds' investments, to get the pro forma amount in the aggregate.

Response: As requested, the combined pro forma amounts are now included in the footnotes.

Part C, Exhibits and Signature Pages

14. Comment.Please file updated auditor consents.

Response: Updated auditor consents have been included in the filing.

15. Comment: Confirm that the legal opinion of outside counsel will be filed as part of a pre-effective amendment.

Response: The legal opinion of outside counsel opining on the validity of the issuance of the shares has been filed as an exhibit.

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have to Taylor Edwards at 212-323-0310 or Randy Legg at 303-768-1026.

Sincerely,

/s/ Randy Legg

Randy Legg

Vice President and Associate Counsel

Tel.: 303-768-1026

Fax: 303-645-9606

rlegg@oppenheimerfunds.com

cc:     Ronald M. Feiman, Esq.

         Paul Dykstra, Esq.
         Paulita Pike, Esq.

         Taylor Edwards, Esq.